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United States
Securities and Exchange Commission
Washington, D.C. 20549



Schedule 13G



Under the Securities and Exchange Act of 1934

(Amendment No. 1)*


US Wireless Data Inc.
(Name of Issuer)


Common Stock Class A
(Title of Class of Securities)


912899408
(CUSIP Number)


May 21, 2003
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

___ Rule 13d-1(b)
 x  Rule 13d-1(c)
___ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 912899408


1. Name of Reporting Persons: Icon International, Inc.
   IRS Identification No. of above person: 06-1122133


2. Check the Appropriate Box if a Member or a Group
(a)
(b)	X


3. SEC use only


4. Citizenship or Place or Organization: Connecticut


Number of		5. Sole Voting Power: 850,238
Shares
Beneficially	6. Shared Voting Power: 0
Owned by
Each Reporting	7. Sole Dispositive Power: 850,238
Person With:
8. Shared Dispositive Power: 0


9. Aggregate Amount Beneficially Owned by Reporting Person: 850,238


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

	Not Applicable


11. Percent of Class Represented by Amount in Row (9): 4.9%


12. Reporting Person:

Icon International, Inc.	CO







Item 1.

(a)	Name of Issuer: US Wireless Data Inc.
(b)	Address of Issuer's Principal Executive Offices:
750 Lexington Avenue, 20th Floor
New York, NY 10022

Item 2.

(a)	Name of Person Filing: Icon International, Inc.
(b)	Address of Principal Business Office or, if none, Residence:
4 Stamford Plaza/107 Elm Street
Stamford, CT 06902
(c)	Citizenship: Connecticut corporation
(d)	Title of Class of Securities: Common Stock Class A
(e)	CUSIP Number: 912899403

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a)	___ Broker of dealer registered under section 15 of the Act (15 U.S.C.
78o).
(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
(d)	___ Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
(e)	___ An investment advisor in accordance with section 240.13d-
1(b)(1)(ii)(E).
(f)	___ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	___ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	___ A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).
(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3).
(j)	___ Group in accordance with section 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 850,238
(b)	Percent of class: 4.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 850,238
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 850,238
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

	If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x .

Item 6. Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company

	If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	Not Applicable

Item 8. Identification and Classification of Members of the Group

	If a group has filed this Schedule pursuant to section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(c) or section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	Not Applicable

Item 9. Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacity. See Item 5

	Not Applicable

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							May 22, 2003

							/s/ Clarence V. Lee III

							Clarence V. Lee III
							EVP/CFO